Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

February 25, 2019

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes

Re:	DiamondPeak Holdings Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-229286)

Dear Ms. Geddes:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of DiamondPeak Holdings Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on February 27, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 21, 2019:

(i)	Dates of distribution: February 21, 2019 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 1

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 150

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Deutsche Bank Securities Inc.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: MD

By:	/s/ Adam Raucher
Name: Adam Raucher
Title: Managing Director

[Signature Page to Acceleration Request Letter]